QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

 (Amendment No. 2)*

UnitedGlobalCom, Inc. (Name of Issuer)
Class A Common Stock, par value $0.01 per share (Title of Class of Securities)
913247 50 8 (CUSIP Number)

Michelle L. Keist
UnitedGlobalCom, Inc.
4643 S. Ulster Street, Suite 1300
Denver, CO 80237
(303) 770-4001
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
August 18, 2003 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box    ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Albert M. Carollo, Sr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO,PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 533,045(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 533,045(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 533,045(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 80,625 shares of Class A Stock Mr. Carollo would acquire upon exercise of presently exercisable stock options, and includes 222,420 shares of Class A Stock issuable upon conversion of 222,420 shares of the Issuer's Class B Stock owned by Carollo Company, a general partnership, of which Mr. Carollo is a partner.

(2)
Adjusted for the exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Carollo Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 222,420(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 222,420(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,420(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 222,420 shares of Class A Stock issuable upon conversion of 222,420 shares of Class B Stock.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Albert & Carolyn Company

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 222,412(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 222,412(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,412(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 222,412 shares of Class A Stock issuable upon conversion of 222,412 shares of Class B Stock.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James R. Carollo Living Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 222,412(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 222,412(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,412(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 222,412 shares of Class A Stock issuable upon conversion of 222,412 shares of Class B Stock.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John B. Carollo Living Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 111,200(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 111,200(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,200(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 111,200 shares of Class A Stock issuable upon conversion of 111,200 shares of Class B Stock.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael T. Fries

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 1,298,266(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 1,298,266(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,266(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(2)

14.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 1,284,084 shares of Class A Stock Mr. Fries would acquire upon exercise of presently exercisable stock options.

(2)
Adjusted for the exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Fries Family Partnership LLLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Curtis Rochelle

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO,PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 2,261,565(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 2,261,565(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,261,565(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%(2)

14.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 80,625 shares of Class A Stock Mr. Rochelle would acquire upon exercise of presently exercisable stock options, and includes 1,796,940 shares of Class A Stock issuable upon conversion of 1,796,940 shares of the Issuer's Class B Stock and 150,000 shares of Class A Stock all owned by the Rochelle Limited Partnership of which the Curtis Rochelle Trust is the general partner. Mr. Rochelle is the trustee of said general partner. Also includes 4,000 shares of Class A Stock owned by a corporation of which Mr. Rochelle is a director and greater than 10% beneficial owner.

(2)
Adjusted for the exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rochelle Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 1,946,940(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 1,946,940(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,940(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%(2)

14.	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 1,796,940 shares of Class A Stock issuable upon conversion of 1,796,940 shares of Class B Stock.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marian Rochelle

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 368,502(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 368,502(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,502(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 222,368 shares of Class A Stock issuable upon conversion of 222,368 shares of Class B Stock and 142,134 shares of Class A Stock all owned by the Marian H. Rochelle Revocable Trust of which Ms. Rochelle is the trustee. Also includes 4,000 shares of Class A Stock owned by a corporation of which Ms. Rochelle is a director and greater than 10% beneficial owner.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rochelle Investment Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 364,502(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 364,502(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,502(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 222,368 shares of Class A Stock issuable upon conversion of 222,368 shares of Class B Stock.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jim Rochelle

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 66,912(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 66,912(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,912(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 66,912 shares of Class A Stock issuable upon conversion of 66,912 shares of Class B Stock.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kathleen Jaure

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 76,912(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 76,912(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,912(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 76,912 shares of Class A Stock issuable upon conversion of 76,912 shares of Class B Stock.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) April Brimmer Kunz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 99,956(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 99,956(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,956(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 32,756 shares of Class A Stock issuable upon conversion of 32,756 shares of Class B Stock. Also includes 4,000 shares of Class B Stock owned by a corporation of which Ms. Kunz is a director and greater than 10% beneficial owner.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gene W. Schneider

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 7,808,105(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 7,808,105(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,808,105(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%(2)

14.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 2,841,207 shares of Class A Stock Mr. Schneider would acquire upon exercise of presently exercisable stock options, which includes 1,655,836 shares of Class A Stock Mr. Schneider would acquire upon exercise of presently exercisable stock options for Class B Stock and the subsequent conversion of the 1,655,836 shares of Class B Stock so acquired, and includes 4,806,728 shares of Class A Stock issuable upon conversion of 4,806,728 shares of the Issuer's Class B Stock of which 3,063,512 shares are held by G. Schneider Holdings, LLLP, a limited liability limited partnership, of which Mr. Schneider is a general partner.

(2)
Adjusted for the exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) G. Schneider Holdings LLLP (formerly known as G. Schneider Holdings Co.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 3,063,512(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 3,063,512(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,063,512(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%(2)

14.	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 3,063,512 shares of Class A Stock issuable upon conversion of 3,063,512 shares of Class B Stock.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark L. Schneider

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 609,688(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 609,688(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 609,688(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 375,000 shares of Class A Stock Mr. Schneider would acquire upon exercise of presently exercisable stock options.

(2)
Adjusted for the exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Gene W. Schneider Family Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 400,000(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 400,000(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 400,000 shares of Class A Stock issuable upon conversion of 400,000 shares of Class B Stock.

(2)
Adjusted for conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The MLS Family Partnership LLLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

14.	TYPE OF REPORTING PERSON PN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO.: 913247 50 8	13D

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tina M. Wildes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO,PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES		7.	SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH REPORTING		8.	SHARED VOTING POWER 531,916(1)
PERSON WITH
		9.	SOLE DISPOSITIVE POWER

		10.	SHARED DISPOSITIVE POWER 531,916(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,916(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%(2)

14.	TYPE OF REPORTING PERSON IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.
(1)
Includes 399,153 shares of Class A Stock Ms. Wildes would acquire upon exercise of presently exercisable stock options and 16,956 shares of Class A Stock issuable upon conversion of 16,956 shares of Class B Stock. Also includes 26,000 shares of Class A Stock owned by her spouse and 42,124 shares that her spouse would acquire upon exercise of options.

(2)
Adjusted for exercise of options and conversion of Class B Stock but excludes Class C Stock. Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. See Items 5 & 6 concerning the election of directors.

Item 1.    Security and Issuer.

        This Amendment No. 2 to Statement on Schedule 13D (this "Statement") relates to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Stock"), of UnitedGlobalCom, Inc., a Delaware corporation (the "Issuer"). Pursuant to Rule 13d-3 under the Act, this Statement also relates to the shares of Class A Common Stock issuable upon conversion of shares of the Issuer's Class B Common Stock, par value $0.01 per share (the "Class B Stock"). The Issuer's principal executive offices are located at 4643 South Ulster Street, Suite 1300, Denver, CO 80237.

        The holders of Class A Stock and Class B Stock and the Issuer's Class C Common Stock, par value $0.01 per share (the "Class C Stock") generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer, except for the election of directors or as specified by the Delaware General Corporation Law. Eight directors of the Issuer are designated as Regular Directors and are elected by the Class A Stock and Class B Stock voting together as a single class. Four directors are designated as Class C Directors and are elected by the holders of Class C Stock voting separately. Upon the closing of the transactions described in Item 4 (the "Closing"), the holders of Class A Stock, Class B Stock and Class C Stock will vote together as a single class in the election of Regular Directors. Immediately prior to the election of directors at the first meeting of stockholders of the Issuer at which directors are elected following the Closing, all directors will be designated as Regular Directors. Accordingly, Class A Stock, Class B Stock and Class C Stock will vote together as a single class to elect the entire board of directors. The holders of the Class B Stock and Class C Stock are entitled to 10 votes per share and the holders of Class A Stock are entitled to one vote per share. Upon the Closing, the shares of Class C Stock will be convertible into an equal number of shares of Class B Stock.

Item 2.    Identity and Background.

        This Statement is being filed on behalf of each of the following persons: Albert M. Carollo, Sr., Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Michael T. Fries, The Fries Family Partnership LLLP, Kathleen Jaure, April Brimmer Kunz, Curtis Rochelle, Rochelle Limited Partnership, Marian Rochelle, Rochelle Investment Limited Partnership, Jim Rochelle, Gene W. Schneider, G. Schneider Holdings, LLP (formerly known as G. Schneider Holdings Co.), The Gene W. Schneider Family Trust (the "GWS Trust"), Mark L. Schneider, The MLS Family Partnership and Tina M. Wildes. The foregoing persons are hereinafter referred as the "Reporting Persons". Except as otherwise described herein, the Reporting Persons do not, however, admit that they constitute a group. Each of the Reporting Persons hereby agrees that this Statement is filed on behalf of each of them.

        Mr. A. Carollo, Sr. is the Chairman of Sweetwater Television Company, a cable television company in Wyoming.

        Mr. M. Fries is the President and Chief Operating Officer of the Issuer.

        Ms. K. Jaure owns and operates a cattle ranch with her spouse.

        Ms. A. Kunz is an attorney and a State Senator in Wyoming.

        Mr. C. Rochelle is the owner of Rochelle Livestock and a private investor.

        Mr. J. Rochelle is the owner of Rocky Mountain Furniture Store in Wyoming.

        Mr. G. Schneider is the Chairman and Chief Executive Officer of the Issuer.

        Mr. M. Schneider is an Executive Officer of the Issuer.

        Ms. T. Wildes is a Senior Vice President of the Issuer.

        The Carollo Company is a partnership organized under the laws of the State of Wyoming of which Albert M. Carollo, Sr. is the general partner.

        The Albert & Carolyn Company is a trust organized under the laws of the State of Wyoming of which Albert M. Carollo, Jr. is a trustee.

        The James R. Carollo Living Trust is a trust organized under the laws of the State of Wyoming of which James R. Carollo is the trustee.

        The John B. Carollo Living Trust is a trust organized under the laws of the State of Wyoming of which John B. Carollo is the trustee.

        The Rochelle Limited Partnership is a limited partnership organized under the laws of the State of Wyoming of which the Curtis Rochelle Trust is the general partner and Curtis Rochelle is the trustee of said trust.

        The Rochelle Investment Limited Partnership is a limited partnership organized under the laws of the state of Wyoming of which the Marian H. Rochelle Revocable Trust is the general partner and Marian Rochelle is the trustee of said trust.

        The G. Schneider Holdings LLLP is a limited liability partnership organized pursuant to the laws of the State of Colorado of which Gene W. Schneider is the general partner.

        The GWS Trust is a trust organized pursuant to the laws of the State of Colorado. The trustees of GWS Trust are Tina M. Wildes, Carla S. Shankle and W. Dean Salter.

        The MLS Family Partnership LLLP is a limited liability partnership organized under the laws of the State of Colorado. The general partner of the MLS partnership is the Nicole Schneider Trust of which Gene W. Schneider and John P. Riordan are the trustees.

        The Fries Family Partnership LLLP is a limited liability limited partnership organized pursuant to the laws of the State of Colorado. The general partner of the partnership is The Amber L. Fries Trust of which William H. Hunscher, Jr. is the trustee. The sole beneficiary of the trust is Mr. Fries' spouse.

        Albert M. Carollo, Sr., Carollo Company, Albert & Carolyn Company, and the John B. Carollo Living Trust each has its principal business office at 602 Broadway, Rock Springs, Wyoming 82901. The James R. Carollo Living Trust has its principal business office at Box 772870, Steamboat Springs, CO 80477.

        Curtis Rochelle, Rochelle Limited Partnership, Marian Rochelle and Rochelle Investment Limited Partnership each has its principal business office at 2717 Carey Avenue, Cheyenne, Wyoming 82001. The address for Ms. K. Jaure is Box 321, Rawlins, Wyoming 82301. The address for Ms. A. Kunz is 6210 Brimmer Road, Cheyenne, Wyoming 82009. The address for Mr. J. Rochelle is Box 967, Gillette, Wyoming 82717.

        Gene W. Schneider, G. Schneider Holdings LLLP, Mark L. Schneider, the GWS Trust, The MLS Family Partnership LLLP, Michael T. Fries, the Fries Family Partnership LLLP and Tina M. Wildes each has its principal business office at 4643 S. Ulster Street, Suite 1300, Denver, Colorado 80237.

        Of the Reporting Persons, those who are individuals are all citizens of the United States of America. The occupation or employment of each Reporting Person is as indicated above and where not so indicated, such Reporting Person has no occupation or employment.

        During the last five years, no Reporting Person has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) and no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source And Amount Of Funds Or Other Consideration.

        On January 30, 2002, each of the Reporting Persons acquired their securities in the Issuer in connection with a merger between UGC Holdings, Inc. (formerly known as UnitedGlobalCom, Inc.) and a subsidiary of the Issuer pursuant to which UGC Holdings, Inc. survived the merger as a subsidiary of the Issuer, and the Issuer issued its own stock to the former stockholders of UGC Holdings, Inc. The Merger and the issuance of securities in connection therewith is more fully described in the Issuer's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-55228) filed with the Securities and Exchange Commission on January 2, 2002.

        On May 14, 2002, Albert M. Carollo, Curtis Rochelle, Gene W. Schneider, and Mark L. Schneider transferred all the shares they held in UGC Holdings, Inc. to the Issuer in exchange for an aggregate of 600,000 shares of Class A Stock pursuant to an Exchange Agreement dated May 14, 2003, among such persons and the Issuer. The shares transferred to the Issuer were originally acquired for an aggregate of $3,000,000, paid for with $6,000 cash and promissory notes. Such promissory notes remain outstanding.

        On July 21, 2003, Curtis Rochelle exercised director stock options for 80,000 shares of Class A common stock at an exercise price of $4.75 per share. He acquired such shares with personal funds.

        On July 22, 2003, Albert M. Carollo Sr. exercised director stock options for 80,000 shares of Class A common stock at an exercise price of $4.75 per share. Also, on July 22, 2003, Tina M. Wildes exercised employee stock options for 20,000 shares of Class A common stock at an exercise price of $2.25 per share. Both Mr. Carollo and Ms. Wildes used personal funds to acquire their respective shares.

Item 4.    Purpose of Transaction.

        The Reporting Persons initially acquired the shares of the Issuer for investment purposes. They have now agreed to sell their Class B Stock (other than shares of Class B Stock issuable upon exercise of options) to Liberty Media Corporation ("Liberty"). On August 18, 2003, Liberty and Gene W. Schneider, The Gene W. Schneider Family Trust, G. Schneider Holdings, LLP, Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust, John B. Carollo Living Trust, Kathleen Jaure, April Brimer Kunz, Rochelle Limited Partnership, Jim Rochelle, Rochelle Investment Limited Partnership and Tina M. Wildes (the "Selling Stockholders") executed a Share Exchange Agreement. Pursuant to the Share Exchange Agreement, the Selling Stockholders have agreed to exchange an aggregate of 8,198,016 shares of Class B Stock for an aggregate of 12,576,966 shares of Liberty Series A common stock and cash consideration (the "Exchange").

        Upon the Closing, the Stockholders Agreement among the Reporting Persons, Liberty and the Issuer will terminate. Upon the termination of the Stockholders Agreement, certain other agreements will terminate in accordance with their respective terms, including the Founders Agreement and the Standstill Agreement and the Voting Agreement between the Issuer and the Reporting Persons described below in Item 6.

        The Share Exchange Agreement provides that it is a condition to Liberty's obligation to consummate the Exchange that (a) Messrs. Albert Carollo and Curtis Rochelle and Ms. Tina Wildes and one additional director (other than Mr. Michael Fries and any director elected by the holders of the Class C Stock) will resign from the board of directors of the Issuer and four nominees designated by Liberty prior to the Closing will be appointed to serve on the board of directors (the board of directors as so reconstituted, the "Reconstituted Board") and (b) those of the Selling Stockholders and

Reporting Persons that serve on the board of directors or similar governing body of any subsidiary or affiliate of the Issuer shall have tendered their resignations to the Reconstituted Board and the vacancies created by any such resignations that the Reconstituted Board shall have accepted shall have been filled with such individuals as the Reconstituted Board may have designated. The Reporting Persons anticipate that the current chief executive officer and chairman of the board of the Issuer will resign as chief executive officer of the Issuer, but remain as chairman of the board of the Issuer, prior to the consummation of the Exchange.

        Liberty has agreed in the Share Exchange Agreement to a form of new standstill agreement to be entered into between Liberty and the Issuer; however, the agreement has not yet been approved by Issuer's board of directors.

        Other than as described herein, each of the Reporting Persons does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

        (a)   Each of the Reporting Persons beneficially owns (assuming conversion of Class B Stock for Class A Stock and the exercise of options for Class A Stock) the number and percentage of Class A Stock indicated below:

    Albert M. Carollo: 533,045 shares, which represents less than 1%; includes 222,420 owned by Carollo Company

    Carollo Company: 222,420 shares, which represents less than 1%

    Albert & Carolyn Company: 222,412 shares, which represents less than 1%

    James R. Carollo Living Trust: 222,412 shares, which represents less than 1%

    John B. Carollo Living Trust: 111,200 shares, which represents less than 1%

    Michael T. Fries: 1,298,266 shares, which represents less than 1.2%

    The Fries Family Partnership: 0 shares

    Curtis Rochelle: 2,261,565 shares, which represents 2.1%; includes 1,946,940 owned by Rochelle Limited Partnership and 4,000 shares owned by K & R Enterprises, a corporation.

    Rochelle Limited Partnership: 1,946,940 shares, which represents 1.8%

    Marian Rochelle: 368,502 shares, which represents less than 1%; includes 364,502 owned by Rochelle Investment Limited Partnership and 4,000 shares owned by K & R Enterprises, a corporation.

    Rochelle Investment Limited Partnership: 364,502 shares, which represents less than 1%

    Jim Rochelle: 66,912 shares, which represents less than 1%

    Kathleen Jaure: 76,912 shares, which represents less than 1%

    April Brimmer Kunz: 99,956 shares which represents less than 1%; includes 4,000 shares owned by K & R Enterprises, a corporation

    Gene W. Schneider: 7,808,105 shares, which represents 6.9%; includes 3,063,512 owned by G. Schneider Holdings, LLLP

    G. Schneider Holdings, LLLP: 3,063,512 shares, which represents 2.8%

    The GWS Trust: 400,000 shares, which represents less than 1%

    Mark L. Schneider: 609,688 shares, which represents less than 1%

    The MLS Family Partnership LLLP: 0 shares.

    Tina M. Wildes: 531,916 shares, which represents less than 1%; includes 68,124 owned by her spouse

        As a result of the voting provisions of the Founders Agreement, the Reporting Persons may be deemed to be part of a "group" for purposes of Rule 13d-5(b) and each member of such "group" may be deemed to beneficially own shares of the Issuer's common stock held by the other members of such "group." To the best knowledge of each of the Reporting Persons, the parties subject to the Founders Agreement beneficially own as of July 31, 2003, a total of 14,602,889 shares of Class A Stock, which assumes the conversion of 8,198,016 shares of Class B Stock for Class A Stock and 3,446,982 shares that would be acquired upon exercise of currently exercisable options, and 1,655,836 shares that would be acquired upon exercise of currently exercisable options for Class B Stock and the subsequent conversion of 105,251,673 shares of Class B Stock for Class A Stock, and represents 12.0% of the outstanding shares of Class A Stock. The percentage interests stated herein are based on 105,251,673 outstanding shares of Class A Stock and 8,198,016 outstanding shares of Class B Stock as provided by the Issuer as of July 31, 2003.

        Each share of Class A Stock is entitled to one vote per share and each share of Class B and Class C Stock is entitled to ten votes per share. Holders of Class A Stock and Class B Stock currently vote as a single class on the election of eight of the Issuer's directors. When all classes of common stock beneficially owned by the Reporting Persons are aggregated without giving effect to the conversion of Class B Stock, the Reporting Persons may be deemed to beneficially own voting equity securities representing approximately 49.8% of the voting power with respect to a general election of eight of the twelve directors of the Issuer.

        As described in the cover pages hereto, certain of the Reporting Persons hold in the aggregate stock options for 6,225,631 shares of Class A Stock, of which (as stated above) options for 3,446,982 shares are exercisable. In addition, as described in the cover pages hereto, Gene W. Schneider holds in the aggregate stock options for 2,900,702 shares of Class B Stock, of which (as stated above) options for 1,655,836 shares are exercisable. Options held by these Reporting Persons generally vest in 48 equal monthly installments from the respective grant dates for the options. As a result, the number of shares of Class A Stock beneficially owned by the Reporting Persons and the number of Class B Stock beneficially owned by Mr. G. Schneider will increase each month due to the vesting of options. Upon the Closing, all outstanding but unvested stock options of the Issuer will become fully vested.

        Pursuant to Rule 13d-4, except as otherwise disclosed in the cover pages hereto, each of the Reporting Persons hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Act of the shares of Class A Stock and Class B Stock held by any other Reporting Person or their transferees. In addition, Ms. A. Kunz, Mr. C. Rochelle, and Ms. M. Rochelle each disclaim beneficial ownership of the shares of Class A Stock held by K & R Enterprises. Also, Ms. Wildes disclaims beneficial ownership of the shares of Class A Stock held by her spouse.

        The outstanding shares of Class C Stock are not included in the percentage calculations set forth in this Item 5 because the holders of the Class A and Class B Stock currently vote as one class and the holders of Class C Stock currently vote separately in the election of directors, which is more fully described in Item 6 below. Also, the holders of Class C Stock have entered into a Standstill Agreement, which is also more fully described in Item 6 below.

        (b)   Pursuant to the Founders Agreement, the Reporting Persons may be deemed to share beneficial ownership of Class A Stock and Class B Stock because the Reporting Persons thereto have agreed to vote in favor of four nominees to the Issuer's Board selected pursuant to the Founders Agreement. See Item 6 below. As a result, each Reporting Person may be deemed to have shared voting power, with respect to the election of directors, over the shares of common stock beneficially owned by each other Reporting Person. As indicated in the cover pages hereto, certain of the Reporting Persons have shared dispositive power over the shares of common stock beneficially owned by such Reporting Persons.

        The Founders Agreement will terminate upon the termination of the Stockholders Agreement upon the Closing. At such time, the Reporting Persons will no longer be deemed to share beneficial ownership of the Issuer's stock.

        (c)   Except for the exercise of options described in Item 3 above and the execution of the Share Exchange Agreement described in Item 4(a) above, no Reporting Person has executed any other transaction in any class of the Issuer's common stock during the past 60 days.

        (d)   Each Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock beneficially owned by such Reporting Person. To the knowledge of each Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by any other Reporting Person bound by the Founders Agreement.

        (e)   not applicable

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Share Exchange Agreement.    On August 18, 2003, Liberty and the Selling Stockholders executed the Share Exchange Agreement. Pursuant to the Share Exchange Agreement, Liberty will acquire 8,198,016 shares of Issuer's Class B Stock.

        Founders Agreement.    On January 30, 2002, the Reporting Persons entered into a Founders Agreement that established certain obligations among themselves as holders of the Issuer's securities. Pursuant to the terms of the Founders Agreement, the Reporting Persons agreed that Albert M. Carollo, Sr., Curtis Rochelle, Gene W. Schneider and Mark L. Schneider may nominate themselves as a nominee for the Issuer's Board of Directors as long as such persons (including permitted transferees) own at least 30% of the Class B Stock that they owned on January 30, 2002. Pursuant to the terms of the Founders Agreement, the Reporting Persons have agreed to vote in favor of said nominees or such other person as may be selected by Albert M. Carollo, Sr., Curtis Rochelle, Gene W. Schneider or Mark L. Schneider, respectively. The Founders Agreement also includes provisions regarding right of first offer with respect to any Reporting Person who desires to sell its shares in the Issuer. The Founders Agreement will terminate as to any Reporting Person when it and its permitted transferees together hold less than 10% of the class B Stock they held on January 30, 2002. The Founders Agreement terminates in its entirety upon the termination of the Stockholders Agreement. The

Stockholders Agreement will terminate upon the Closing of the Share Exchange Agreement. A form of the Founders Agreement can be found at Exhibit 10.3 to the Issuer's Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-55228) filed with Securities and Exchange Commission.

        Stockholders' Agreement.    On January 30, 2002, the Issuer, Liberty and the Reporting Persons entered into a Stockholders Agreement. The Stockholders Agreement will terminate upon the Closing. Material terms of the Stockholders Agreement are described below.

        Subject to specified exceptions, which are summarized below, Liberty may not transfer any shares of the Class B Stock or Class C Stock except to permitted transferees, or convert any such shares into Class A Stock, unless it first offers the Reporting Persons the opportunity to purchase the shares, and no Reporting Person may transfer any shares of the Class B Stock except to permitted transferees, or convert any such shares into Class A Stock, unless such Reporting Person first offers Liberty the opportunity to purchase the shares. If either Liberty or the Reporting Persons decline to exercise their right of first offer, then the party proposing to transfer shares of the Class B Stock or Class C Stock to a third party must convert the shares to the Class A Stock immediately prior to such transfer, unless, in the case of a proposed transfer by the Reporting Persons, the number of shares being transferred by all Reporting Persons to the same transferee represents at least a majority of all shares of Class B Stock owned by the Reporting Persons, their permitted transferees, and any other person that the Reporting Persons have designated to purchase shares from Liberty pursuant to the Reporting Persons' right of first offer. Prior to any event that permits the conversion of the Class C Stock into Class B Stock, the number of shares that Liberty may propose to transfer to a third party subject to the Reporting Persons' right of first offer, when taken together with the number of shares of Class A Stock previously transferred to a third party following their conversion from Class C Stock, shall not exceed the number of shares of Class A Stock acquired after the closing of the merger transaction from parties other than United (including upon conversion of Class C Stock) or the Reporting Persons, plus the number of shares of Class A Stock that Liberty received in the merger transaction upon conversion of any of the Class A common stock of UGC Holdings, Inc. ("UGC Holdings") acquired after December 3, 2001.

        Liberty and the Reporting Persons may transfer their shares of Class B Stock and Class C Stock to permitted transferees without having to first offer them to any other party. The Reporting Persons' permitted transferees include other Reporting Persons, family members and heirs of the Reporting Persons and partnerships or trusts owned by or for the benefit of the Reporting Persons. Liberty's permitted transferees include Liberty and any entity controlled by Liberty. The parties may pledge their shares of Class B Stock in loan and hedging transactions provided that the applicable pledgee does not become a registered holder of the shares and agrees to comply with the right of first offer provisions of the stockholders agreement, with shortened notice and exercise periods, in connection with any foreclosure on the pledged shares. Pledges of the Reporting Persons' shares which pledges were in existence prior to May 25, 2001, are also allowed under the agreement. The stockholders agreement specifies some transactions that are not considered to be transfers for purposes of the agreement, and thus are generally not subject to the rights of first offer and other restrictions on transfer. Such transactions include: conversions of Class C Stock to Class B Stock or Class B or Class C Stock to Class A Stock, transfers pursuant to a tender or exchange offer approved by a majority of the Board, transfers by operation of law in connection with a merger, consolidation, statutory share exchange or similar transaction involving the Issuer, transfers pursuant to a liquidation approved by a majority of the Board and, in the case of Liberty, a transfer of (or control of) a Liberty Party that results in voting securities representing at least a majority of the outstanding voting power of such party or any ultimate parent entity of such party or its successor being beneficially owned by persons who prior to such transaction were beneficial owners of a majority of the outstanding voting power of the outstanding voting securities of Liberty (or any publicly traded class of voting securities of Liberty designed to track a specified group of assets or businesses), or who are control persons or any combination of the foregoing, as long as such ultimate parent entity of such transferred party becomes a party to the stockholders agreement and the standstill agreement with the same rights and obligations as Liberty.

        If Liberty proposes to transfer a majority of its shares of Class B and Class C Stock to persons other than permitted transferees, and the Reporting Persons do not purchase such shares, then the Reporting Persons will be entitled to transfer a proportionate amount of their shares of Class B Stock to the same purchaser on no less favorable terms. If the Reporting Persons propose to transfer a majority of their shares of Class B Stock to persons other than permitted transferees, and Liberty does not purchase such shares, then Liberty will be entitled to transfer a proportionate amount of their shares of Class A Stock, Class B Stock and Class C Stock to the same purchaser on no less favorable terms.

        If the Reporting Persons propose to transfer a majority of their shares of Class B Stock to an unaffiliated third party that is not a permitted transferee, and Liberty does not purchase such shares, then the Reporting Persons can require Liberty to transfer to the same transferee on terms no less favorable than those on which the Reporting Persons transfer their shares, at the election of Liberty, either (i) all of their shares of the Class B Stock and Class C Stock, (ii) all of their shares of the Stock, or (iii) a proportionate amount of each class of the Stock that they own; provided that Liberty will be required to transfer all of their shares of the Stock, if, in connection with the proposed transfer by the Reporting Persons, Mr. Gene W. Schneider, G. Schneider Holdings, LLLP, the GWS Trust, Mr. Mark L. Schneider and the MLS Partnership propose to transfer all their shares of the Stock beneficially owned by them, which shares of Stock include shares of the Class B Stock representing at least 40.0% of the greater of the number of shares of Class B Stock owned by them on the date of the stockholders agreement and the number of shares of UGC Holdings' Class B common stock owned by them on June 25, 2000.

        Until certain conditions are met, Liberty will not convert any shares of the Class C Stock into shares of the Class A Stock if, after giving effect to the conversion, Liberty and its affiliates would have more than 50.0% of the combined voting power of the Class A Stock and the Class B Stock outstanding or would have more voting power than the Class A Stock and the Class B Stock owned by the Reporting Persons. This limitation on Liberty's right to convert (a) will terminate if the aggregate voting power of the shares of Class A Stock and Class B Stock beneficially owned by any person or group (other than a group that is controlled by certain specified Reporting Persons and that consists solely of Reporting Persons) exceeds either 50.0% of the total voting power or the voting power held by the Reporting Persons and (b) will not apply to conversions made by Liberty in connection with sale or hedging transactions or any related pledges of their shares.

        Voting Agreement.    The Reporting Persons and the Issuer are parties to a Voting Agreement that becomes effective upon certain events. The Closing causes the Voting Agreement to terminate before it becomes effective. Were it effective, the Voting Agreement would govern voting by the Reporting Persons for the Issuer's board of directors upon the occurence of certain events relating to the public debt of the Issuer and its subsidiaries.

Item 7.    Material to be Filed as Exhibits.

7(a)
Share Exchange Agreement, dated August 18, 2003, including form of New Standstill Agreement attached thereto.

7(b)
Founders Agreement, dated on January 30, 2002, is incorporated by this reference from Registration Statement on Form S-1 dated February 14, 2002 (File No. 333-82776).

7(c)
Stockholders Agreement dated as of January 30, 2002, is incorporated by reference from Issuers' Registration Statement on Form S-1 dated February 14, 2002 (File No. 33-82776).

7(d)
Voting Agreement dated as of January 30, 2002, is incorporated by reference from Issuers' Registration Statement on Form S-1 dated February 14, 2002 (File No. 33-82776).

7(e)
Powers of Attorney dated October 30, 2001, by Rochelle Limited Partnership, Marian H. Rochelle, Marian H. Rochelle Revocable Trust, Jim Rochelle, April Brimmer Kunz and Kathleen Jaure appointing Curtis Rochelle as attorney-in-fact is incorporated by reference to the attachment to the Form 3 of Jim Rochelle filed with the Securities and Exchange Commission on January 30, 2002.

7(f)
Power of Attorney dated October 30, 2001, by Carollo Company, Albert & Carolyn Company, James R. Carollo Living Trust and John B. Carollo Living Trust appointing Albert M. Carollo as attorney-in-fact is incorporated by reference to the attachment to the Form 3 of Albert & Carolyn Company filed with the Securities and Exchange Commission on January 30, 2002.

7(g)
Delegation of Powers of Trustee under The Gene W. Schneider Family Trust dated January 25, 1999, by the Trustees thereof designating Tina M. Wildes as attorney-in-fact is incorporated by reference to the attachment to the Form 3 of The Gene W. Schneider Family Trust filed with the Securities and Exchange Commission on January 30, 2002.

7(h)
Power of Attorney dated October 30, 2001, by The Fries Family Partnership LLLP appointing Michael T. Fries as attorney-in-fact is incorporated by reference to Exhibit 7(e) to Schedule 13D of certain of the Reporting Persons with respect to shares of the Issuer filed with the Securities and Exchange Commission on January 30, 2002.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, each of the following persons certify that the information set forth in this statement is true, complete and correct.

August 21, 2003

GENE W. SCHNEIDER		ALBERT M. CAROLLO, SR.
G. SCHNEIDER HOLDINGS LLLP		CAROLLO COMPANY
THE MLS FAMILY PARTNERSHIP LLLP		ALBERT & CAROLYN COMPANY
	By: The Nicole Schneider Trust	JAMES R. CAROLLO LIVING TRUST
JOHN B. CAROLLO LIVING TRUST
By:	/s/ GENE W. SCHNEIDER Gene W. Schneider, individually and as Attorney-in-Fact	By:	/s/ ALBERT M.CAROLLO Albert M. Carollo, individually and as Attorney-in-Fact
MARK L. SCHNEIDER		MICHAEL T. FRIES
THE FRIES FAMILY PARTNERSHIP LLLP
By: The Amber L. Fries Trust
By:	/s/ MARK L. SCHNEIDER Mark L. Schneider
CURTIS ROCHELLE ROCHELLE LIMITED PARTNERSHIP		By:	/s/ MICHAEL T. FRIES
	By: Curtis Rochelle Trust		Michael T. Fries, individually and as Attorney-in-Fact
MARIAN ROCHELLE
ROCHELLE INVESTMENT LIMITED PARTNERSHIP
	By: Marian H. Rochelle Revocable Trust	THE GENE W. SCHNEIDER FAMILY TRUST
JIM ROCHELLE		TINA M. WILDES
APRIL BRIMMER KUNZ
KATHLEEN JAURE
By:	/s/ CURTIS ROCHELLE Curtis Rochelle, individually and as Attorney-in-Fact	By:	/s/ TINA M. WILDES Tina M. Wildes, individually and as Attorney-in-Fact

QuickLinks

  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source And Amount Of Funds Or Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURES